UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32542 / March 22, 2017

In the Matter of	:
	:
SCS HEDGED OPPORTUNITIES (TE)	:
FUND, LLC	:
One Winthrop Square	:
Boston, MA 02110	:
	:
(811-22462)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above-named applicant filed an application on January 17, 2017 requesting an order under
section 8(f) of the Act declaring that it has ceased to be an investment company.

On February 24, 2017, a notice of filing of the application was issued (Investment Company Act
Release No. 32508). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary